                    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                            CNPJ # 02.808.708/0001-07
                              NIRE # 35.300.157.770

Summary of the Minutes of the Meeting of the Board of  Directors of Companhia de
Bebidas das Americas - AMBEV ("Company"), held on September 26, 2002.

1.   Date, time and venue of the meeting: September 26, 2002, at 9:00 am, in the
     Company's  headquarters,  on Av. Maria Coelho Aguiar, 215, F building,  6th floor, City and State of Sao Paulo.

2.   Attendance: Majority of the Board of Directors

3.   Deliberations:

     a)   To determine,  in compliance with first paragraph of Article 36 of the
          Company's By-laws, the extraordinary statement of the Balance Sheet as of August 31, 2002.

     b)   To approve,  in  compliance  with  Article  25, "u", of the  Company's
          By-laws, article 30,ss.1st, "b", Law # 6,404/76, and CVM Instruction #
          10/80 and its subsequent  amendments,  the use of proceeds to buy back shares  issued by the  Company  to be  cancelled,  during  the next 90
          (ninety) days,  limited to 327,019,979 common shares and 2,130,359,450 preferred  shares,  corresponding  to 8.90%  and 9.85% of each type of share in the market,  respectively.  Currently,  AmBev's free float is comprised of 3,674,199,787 common shares and 21,629,594,499  preferred shares.  The  resources  to be used  in the  buyback  program  will be provided from AmBev's  revenue  reserves  account of the  consolidated balance  sheet  as  of  August  31,  2002,  up  to  the  amount  of R$
          200,000,000.00  (two hundred million  Reais),  according to articles 7 and 12, of CVM Instruction # 10/80.  The operation will be carried out by one or more of the following brokers:  Deutsche Bank - Corretora de
          Valores S/A, based on Rua Alexandre Dumas, 2200, 2nd floor, Sao Paulo;
          Santander Brasil S/A CCVM, based on Rua Amador Bueno, 474, C building,
          3rd floor, Sao Paulo;  Bradesco S/A CTVM, based on Av. Ipiranga,  282,
          11th floor, Sao Paulo; Itau Corretora de Valores S/A, based on Rua Boa
          Vista, 185, 4th floor, Sao Paulo; Chase Fleming S/A CCVM, based on Av.
          Brigadeiro Faria Lima,  3729, 11th though 15th floors,  Sao Paulo; and
          Merrill  Lynch SA CTVM,  based on Av.  Paulista,  37, 3rd  floor,  Sao
          Paulo.

     c)   To authorize  the issuance of put options  linked to shares  issued by the Company to be canceled,  in  compliance  with CVM  Instructions  #
          290/98 and  291/98,  should be carried out within the next 90 (ninety)
          days,  and be limited to 183,709,989  common shares and  1,081,479,725 preferred shares, corresponding, respectively, to 5.0% of each type of floating  shares.  The volume of floating shares issued by the Company should be as shown  above in item "b".  The  issuance  of put  options approved  at this  time must meet the  following  conditions:  (i) the volume of put options  issued  multiplied by their  respective  strike price and the aggregated amount paid for the acquisition of the shares according  to item "b" above will not, as a whole,  surpass the amount approved for this program stated in "b" item above; (ii) the volume of put options issued  multiplied by their respective  strike price shall not  exceed  30% of  revenues  and  capital  reserves,  as of the last
          balance  sheet   available,   being  observed  the  other  limits  and
          exceptions  stated in article 2 of CVM Instruction # 290/98.  For that purpose, if necessary, the amount of R$ 200 million,  mentioned in the previous item "b",  will be reduced;  (iii) the amount of shares to be kept in treasury  will not surpass the  equivalent to 10% of the float of each share class,  in compliance  with article 3 of CVM Instruction
          10/80, modified by CVM Instruction 268/97. The financial  institutions that will intermediate the operation  referred to in this deliberation are the brokers mentioned in item "b" above.

     d)   To approve the payment of dividends equal to R$ 0.39700 per common ADR and R$ 0.43670  per  preferred  ADR to be  included  in the payment of compulsory  dividends for the fiscal year of 2002, without withholding taxes in compliance with the existing legislation.

     e)   To initiate the referred  payments on November 25, 2002,  based on the shareholder structure as of October 25, 2002.

4.Closing: Having no further issues to address,  the minutes  referring to this meeting have been drawn up, and later read and approved  unanimously by the
     BoardMembers  and  signed  by  all.  Signatures:  MARCEL  HERRMANN  TELLES,
     VICTORIO CARLOS DE MARCHI,  JORGE  PAULO  LEMANN,  CARLOS  ALBERTO DA VEIGA
     SICUPIRA, JOSE HEITOR ATTILIO GRACIOSO, ROBERTO HERBSTER GUSMAO and JOSE DE
     MAIO PEREIRA DA SILVA.

                      Free Translation of Original Minutes

                         Sao Paulo, September 26, 2002.

                            Victorio Carlos de Marchi
                      Co-Chairman of the Board of Directors